Earnings Release
ELBIT SYSTEMS REPORTS
THIRD QUARTER 2024 RESULTS

Order backlog at $22.1 billion; Revenues of $1.7 billion; Non-GAAP net income of $99 million; GAAP net income of $79 million; Non-GAAP net EPS of $2.21; GAAP net EPS of $1.77

Haifa, Israel, November 19, 2024 – Elbit Systems Ltd. ("Elbit Systems" or the "Company") (NASDAQ and TASE: ESLT), the international high technology defense company, reported today its consolidated results for the third quarter ended September 30, 2024.

In this release, the Company is providing US-GAAP results as well as non-GAAP financial data, which are intended to provide investors a more comprehensive view of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented:

"Elbit Systems reports a strong quarter, with substantial growth across key performance measures exceeding our internal goals, while meeting our customers' needs in Israel and worldwide. The Company's order backlog, which hit a record high of over $22 billion, provides stability and resilience for the Company for years to come, as our investments in R&D create strong foundations for long-term growth and development. Our highly regarded solutions and products are experiencing high demand. This consistent growth reflects the quality and excellence driven by our dedicated and outstanding employees in Israel and in our subsidiaries around the world."

Third quarter 2024 results:

Revenues in the third quarter of 2024 were $1,717.5 million, as compared to $1,501.6 million in the third quarter of 2023.

Aerospace revenues increased by 7% in the third quarter of 2024, as compared to the third quarter of 2023 mainly due to increased UAS sales in Israel. C4I and Cyber revenues increased by 13% in the third quarter of 2024 mainly due to radio systems and command and control systems sales. ISTAR and EW revenues increased by 13% mainly due to Electronic Warfare and Electro-Optic systems sales. Land revenues increased by 24% due to the increase in ammunition and munition sales in Israel. Elbit Systems of America revenues increased by 17% due to the increase in night-vision systems and medical instrumentation sales.

For distribution of revenues by segments and geographic regions see the tables on page 12.

Earnings Release

Non-GAAP(*) gross profit amounted to $419.4 million (24.4% of revenues) in the third quarter of 2024, as compared to $374.2 million (24.9% of revenues) in the third quarter of 2023. GAAP gross profit in the third quarter of 2024 was $412.8 million (24.0% of revenues), as compared to $367.2 million (24.5% of revenues) in the third quarter of 2023.

Research and development expenses, net were $119.9 million (7.0% of revenues) in the third quarter of 2024, as compared to $103.3 million (6.9% of revenues) in the third quarter of 2023.

Marketing and selling expenses, net were $91.3 million (5.3% of revenues) in the third quarter of 2024, as compared to $86.0 million (5.7% of revenues) in the third quarter of 2023.

General and administrative expenses, net were $75.7 million (4.4% of revenues) in the third quarter of 2024, as compared to $71.8 million (4.8% of revenues) in the third quarter of 2023.

Non-GAAP(*) operating income was $140.7 million (8.2% of revenues) in the third quarter of 2024, as compared to $120.0 million (8.0% of revenues) in the third quarter of 2023. GAAP operating income in the third quarter of 2024 was $125.8 million (7.3% of revenues), as compared to $106.1 million (7.1% of revenues) in the third quarter of 2023.

Financial expenses, net were $45.0 million in the third quarter of 2024, as compared to $35.7 million in the third quarter of 2023.

Taxes on income were $12.8 million in the third quarter of 2024, as compared to $10.0 million in the third quarter of 2023.

Non-GAAP(*) net income attributable to the Company's shareholders in the third quarter of 2024 was $98.8 million (5.8% of revenues), as compared to $76.5 million (5.1% of revenues) in the third quarter of 2023. GAAP net income attributable to the Company's shareholders in the third quarter of 2024 was $79.1 million (4.6% of revenues), as compared to $60.7 million (4.0% of revenues) in the third quarter of 2023.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $2.21 for the third quarter of 2024, as compared to $1.71 for the third quarter of 2023. GAAP diluted earnings per share attributable to the Company's shareholders in the third quarter of 2024 were $1.77, as compared to $1.36 in the third quarter of 2023.

The Company’s order backlog as of September 30, 2024 totaled $22.1 billion. Approximately 66% of the current backlog is attributable to orders from outside Israel. Approximately 37% of the backlog is scheduled to be performed during the remainder of 2024 and 2025.

Cash flow provided by operating activities in the nine months ended September 30, 2024 was $82.5 million, as compared to cash flow used in operating activities of $200.0 million in the nine months ended September 30, 2023. The cash flow in the nine months ended September 30, 2024 was affected mainly by the increase in contract liabilities, which was offset by the increase in inventories and trade receivables.

* see page 4

Earnings Release

Impact of the “Swords of Iron” War on the Company:

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of brutal attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and on many other parts of the country. Israel has also been attacked by other terrorist organizations on different fronts, including from Lebanon, which have prompted military responses from Israel on these fronts. Following the attacks, the State of Israel declared a state of war, which is ongoing.

Since the commencement of hostilities, Elbit Systems has experienced a material increased demand for its products and solutions from the Israel Ministry of Defense (IMOD) compared to the demand levels prior to the war. The Company has also increased its support to the IMOD, mainly through deliveries of its systems and the dedicated efforts of our employees. At the same time, the Company continues its activities in the international markets with the support of its local subsidiaries. Subject to further developments, which are difficult to predict, the IMOD’s increased demand for the Company’s products and solutions may continue and could generate material additional orders for the Company.

While the vast majority of the facilities in Israel continue to operate uninterrupted, some operations have experienced disruptions due to supply chain and operational constraints, including among others due to limitations on exports to Israel, increase of transportation costs and delays, material and component shortages, attacks by anti-Israeli organizations, the relocation of certain production lines, evacuation of employees and employee recruitment for reserve duty. The number of employees recruited was approximately 8% as of September 30, 2024, and could fluctuate depending on future developments.

Elbit Systems has taken a number of steps to protect the safety and the security of its employees in Israel and abroad, to support its increased production, to mitigate existing and potential supply chain disruptions and to maintain business continuity, including the relocation of production lines from facilities in evacuated areas to alternative facilities; recruitment of additional employees; increased monitoring of global supply chains to identify delays, shortages and bottlenecks; rescheduling of deliveries to certain customers as necessary; and an increase of inventories.

The extent of the effects of the war on the Company's performance will depend on future developments of the war that are difficult to predict at this time, including its duration and scope. We continue to monitor the situation closely.

Earnings Release

* Non-GAAP financial data:

The following non-GAAP financial data, including Adjusted gross profit, Adjusted operating income, Adjusted net income, and Adjusted diluted earnings per share, is presented to enable investors to have additional information on our business performance as well as a further basis for periodical comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The non-GAAP adjustments exclude amortization expenses of intangible assets related to acquisitions that occurred mainly in prior periods, capital gains related primarily to the sale of investments, restructuring activities, uncompensated costs related to "Swords of Iron" war, non-cash stock based compensation expenses, revaluations of investments in affiliated companies, non-operating foreign exchange gains or losses, one-time tax expenses, and the effect of tax on each of these items. We present these non-GAAP financial measures because management believes they supplement and/or enhance management’s, analysts’ and investors’ overall understanding of the Company’s underlying financial performance and trends and facilitate comparisons among current, past, and future periods.

Specifically, management uses Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders to measure the ongoing gross profit, operating profit and net income performance of the Company because the measure adjusts for more significant non-recurring items, amortization expenses of intangible assets relating to prior acquisitions, and non-cash expense which can fluctuate year to year.

We believe Adjusted gross profit, Adjusted operating income, and Adjusted net income attributable to the Company’s shareholders are useful to existing shareholders, potential shareholders and other users of our financial information because they provide measures of the Company’s ongoing performance that enable these users to perform trend analysis using comparable data.

Management uses Adjusted diluted earnings per share to evaluate further adjusted net income attributable to the Company’s shareholders while considering changes in the number of diluted shares over comparable periods.
We believe adjusted diluted earnings per share is useful to existing shareholders, potential shareholders and other users of our financial information because it also enables these users to evaluate adjusted net income attributable to Company’s shareholders on a per-share basis.

The non-GAAP measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. They should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earnings Release
Reconciliation of GAAP to Non-GAAP Supplemental Financial Data:
(US Dollars in millions, except for per share amounts)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Year ended December 31, 2023
GAAP gross profit	$1,176.6	$1,100.8	$412.8	$367.2	$1,483.0
Adjustments:
Amortization of purchased intangible assets(*)	14.8	20.2	4.2	6.6	27.3
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	1.5	1.5	0.7	0.4	1.8
Uncompensated labor costs related to "Swords of Iron" war	6.0	—	1.7	—	4.3
Non-GAAP gross profit	$1,198.9	$1,122.5	$419.4	$374.2	$1,533.9
Percent of revenues	24.5%	25.8%	24.4%	24.9%	25.7%

GAAP operating income	$347.7	$301.5	$125.8	$106.1	$369.1
Adjustments:
Amortization of purchased intangible assets(*)	26.5	32.7	8.1	10.9	43.9
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	10.1	9.7	4.4	3.0	12.1
Uncompensated labor costs related to "Swords of Iron" war	8.6	—	2.4	—	6.1
Non-GAAP operating income	$392.9	$343.9	$140.7	$120.0	$448.7
Percent of revenues	8.0%	7.9%	8.2%	8.0%	7.5%

GAAP net income attributable to Elbit Systems’ shareholders	$231.1	$185.1	$79.1	$60.7	$215.1
Adjustments:
Amortization of purchased intangible assets(*)	26.5	32.7	8.1	10.9	43.9
Restructuring of a subsidiary's activities	—	—	—	—	17.5
Stock based compensation	10.1	9.7	4.4	3.0	12.1
Uncompensated labor costs related to "Swords of Iron" war	8.6	—	2.4	—	6.1
Capital gain	(2.0)	—	(2.0)	—	—
Revaluation of investment measured under fair value option	7.4	—	—	—	3.0
Non-operating foreign exchange (gains) losses	(4.2)	5.7	8.1	3.3	12.0
Tax effect and other tax items, net	(5.3)	(4.2)	(1.3)	(1.4)	(10.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	$272.2	$229.0	$98.8	$76.5	$298.8
Percent of revenues	5.6%	5.3%	5.8%	5.1%	5.0%

GAAP diluted net EPS	$5.18	$4.15	$1.77	$1.36	$4.82
Adjustments, net	0.92	0.99	0.44	0.35	1.88
Non-GAAP diluted net EPS	$6.10	$5.14	$2.21	$1.71	$6.70

(*) While amortization of acquired intangible assets is excluded from the measures, the revenue of the acquired companies is reflected in the measures and the acquired assets contribute to revenue generation.

Earnings Release

Recent Events:

On September 20, 2024, the Company announced that at its Annual General Meeting of Shareholders held on September 19, 2024 at the Company's offices in Haifa, each of the proposals described in the Proxy Statement to the shareholders dated August 15, 2024, was approved by the required majority.

On October 28, 2024, the Company announced that it was awarded an approximately $200 million contract by the Israeli Ministry of Defense to supply high-power laser systems for the "Iron Beam" air defense system.

On November 5, 2024, the Company announced that it was awarded a follow-on contract of approximately $127 million to supply Iron Fist Active Protection Systems to General Dynamics Ordnance and Tactical Systems for upgrades to the U.S. Army's Bradley M2A4E1 Infantry Fighting Vehicles. The contract will be performed over a period of 34 months.

On November 18, 2024, the Company announced that it was awarded contracts worth a total amount of approximately $335 million, to supply defense systems to a European country. The contracts include the supply of PULS™ (Precise and Universal Launching Systems) rocket launchers and rockets, as well as Hermes™ 900 Unmanned Aircraft Systems equipped with advanced payloads. The contracts will be performed over a period of three years and six months.

Dividend:

The Board of Directors declared a dividend of $0.50 per share. The dividend’s record date is December 23, 2024. The dividend will be paid on January 6, 2025, after deduction of withholding tax, at the rate of 16.8%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, November 19, 2024, at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-866-744-5399
Canada Dial-in Number: 1-866-485-2399
Israel Dial-in Number: 03-918-0644
International Dial-in Number: 972-3-918-0644

at 10:00am Eastern Time; 7:00am Pacific Time; 5:00pm Israel Time

The conference call will also be broadcast live on Elbit Systems’ website at https://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1-888-782-4291 (US and Canada) or +972-3-925-5900 (Israel and International).

Earnings Release
About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 20,000 people in dozens of countries across five continents. The Company reported as of September 30, 2024 approximately $1.7 billion in revenues and an order backlog of approximately $22.1 billion.
For additional information, visit: https://elbitsystems.com/, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn channels.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated revenue distribution by geographical regions and by segments

Company Contact:

Dr. Yaacov (Kobi) Kagan, EVP & Chief Financial Officer
Tel: +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972-77-2948984
daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand
Tel: +972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release.

Earnings Release
Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.
(FINANCIAL TABLES TO FOLLOW)

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of September 30, 2024	As of December 31, 2023
Assets
Cash and cash equivalents	$119,199	$197,429
Short-term bank deposits	4,169	10,518
Trade and unbilled receivables and contract assets, net	3,055,619	2,716,762
Other receivables and prepaid expenses	363,002	285,352
Inventories, net	2,822,733	2,298,019
Total current assets	6,364,722	5,508,080

Investments in affiliated companies and other companies	133,784	145,350
Long-term trade and unbilled receivables and contract assets	458,898	364,719
Long-term bank deposits and other receivables	41,435	87,648
Deferred income taxes, net	23,765	23,423
Severance pay fund	204,724	206,943
Total	862,606	828,083

Operating lease right of use assets	527,943	425,884
Property, plant and equipment, net	1,232,948	1,087,950
Goodwill and other intangible assets, net	1,858,870	1,889,585
Total assets	$10,847,089	$9,739,582

Liabilities and Equity
Short-term bank credit and loans	$689,292	$576,594
Current maturities of long-term loans and Series B, C and D Notes	74,547	75,286
Operating lease liabilities	78,586	67,390
Trade payables	1,310,636	1,254,126
Other payables and accrued expenses	1,264,973	1,194,347
Contract liabilities	2,129,874	1,656,103
Total current liabilities	5,547,908	4,823,846

Long-term loans, net of current maturities	29,574	41,227
Series B, C and D Notes, net of current maturities	274,902	342,847
Employee benefit liabilities	499,656	510,416
Deferred income taxes and tax liabilities, net	62,464	55,240
Contract liabilities	618,546	354,319
Operating lease liabilities	451,930	363,100
Other long-term liabilities	288,863	298,296
Total long-term liabilities	2,225,935	1,965,445

Elbit Systems Ltd.'s equity	3,069,810	2,947,503
Non-controlling interests	3,436	2,788
Total equity	3,073,246	2,950,291
Total liabilities and equity	$10,847,089	$9,739,582

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Year ended December 31, 2023
Revenues	$4,897,655	$4,348,950	$1,717,547	$1,501,567	$5,974,744
Cost of revenues	3,721,036	3,248,104	1,304,763	1,134,393	4,491,790
Gross profit	1,176,619	1,100,846	412,784	367,174	1,482,954

Operating expenses:
Research and development, net	335,210	307,065	119,890	103,315	424,420
Marketing and selling, net	268,144	267,845	91,349	85,967	359,141
General and administrative, net	225,608	224,406	75,736	71,842	330,285
Total operating expenses	828,962	799,316	286,975	261,124	1,113,846
Operating income	347,657	301,530	125,809	106,050	369,108

Financial expenses, net	(105,219)	(91,991)	(44,953)	(35,722)	(137,827)
Other income (expenses), net	10,269	(5,375)	7,002	(1,851)	(4,787)
Income before income taxes	252,707	204,164	87,858	68,477	226,494
Taxes on income	(35,689)	(27,957)	(12,830)	(10,014)	(22,913)
Income after taxes on income	217,018	176,207	75,028	58,463	203,581

Equity in net earnings of affiliated companies	14,625	9,247	4,284	2,395	12,275

Net income	$231,643	$185,454	$79,312	$60,858	$215,856

Less: net income attributable to non-controlling interests	(498)	(331)	(206)	(155)	(725)
Net income attributable to Elbit Systems Ltd.'s shareholders	$231,145	$185,123	$79,106	$60,703	$215,131

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$5.20	$4.17	$1.78	$1.37	$4.85
Diluted net earnings per share	$5.18	$4.15	$1.77	$1.36	$4.82

Weighted average number of shares used in computation of:
Basic earnings per share (in thousands)	44,472	44,351	44,478	44,360	44,375
Diluted earnings per share (in thousands)	44,633	44,579	44,618	44,642	44,592

Earnings Release
ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Year ended December 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$231,643	$185,454	$215,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,145	123,477	164,799
Stock-based compensation	10,060	9,732	12,141
Amortization of series B, C and D related issuance costs, net	358	445	579
Deferred income taxes and reserve, net	12,124	4,025	(13,165)
Gain on sale of property, plant and equipment	(419)	(241)	(651)
Loss on sale of investment, remeasurement of investments held under fair value method	6,079	6	4,990
Equity in net (earnings) losses of affiliated companies, net of dividend received (*)	(6,085)	5,060	10,046
Changes in operating assets and liabilities, net of amounts acquired:
Increase in trade and unbilled receivables and prepaid expenses	(466,738)	(65,444)	(96,594)
Increase in inventories, net	(529,345)	(345,201)	(351,594)
Increase (decrease) in trade payables and other payables and accrued expenses	(1,726)	30,999	175,446
Severance, pension and termination indemnities, net	(28,734)	(20,892)	(24,331)
Increase (decrease) in contract liabilities	738,177	(127,451)	16,187
Net cash (used in) provided by operating activities	82,539	(200,031)	113,709
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets(***)	(167,002)	(157,787)	(187,037)
Acquisition of subsidiaries, net of cash assumed	—	(10,380)	(10,380)
Investments in affiliated companies and other companies, net	(3,151)	(2,939)	(5,416)
Proceeds from sale of property, plant and equipment	5,013	600	1,466
Proceeds from sale of a subsidiary and an investments	24,776	—	151
Investment in short-term deposits, net	7,068	(25,576)	(9,467)
Investment in long-term deposits, net	(335)	83	83
Net cash used in investing activities	(133,631)	(195,999)	(210,600)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares	7	15	30
Issuance of commercial paper	36,380	313,620	313,620
Repayment of long-term loans	(11,262)	(246,173)	(246,231)
Proceeds from long-term bank loans	—	20,000	20,000
Repayment of Series B, C and D Notes	(61,862)	(62,434)	(62,434)
Dividends paid (**)	(66,717)	(67,033)	(89,248)
Change in short-term bank credit and loans, net	76,316	347,215	147,475
Net cash provided by (used in) financing activities	(27,138)	305,210	83,212
Net decrease in cash and cash equivalents	(78,230)	(90,820)	(13,679)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	$197,429	$211,108	$211,108
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$119,199	$120,288	$197,429
(*) Dividend received from affiliated companies and partnerships	$8,540	$14,307	$22,321
(**) Dividends paid during 2023 included approximately $0.5 million dividends paid by a subsidiary to non-controlling interests.
(***) Purchase of property, plant and equipment included investments in new manufacturing facilities of approximately $87 million for the nine months ended September 30, 2024, approximately $50 million for the nine months ended September 30, 2023, and approximately $83 million for the year ended December 31, 2023.

Earnings Release
ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated revenues by geographical regions:

	Nine months ended September 30, 2024	%	Nine months ended September 30, 2023	%	Three months ended September 30, 2024	%	Three months ended September 30, 2023	%	Year ended December 31, 2023	%
Israel	$1,395.1	28.5	$730.0	16.8	$499.0	29.1	$230.2	15.3	$1,167.2	19.5
North America	1,082.4	22.1	1,049.6	24.1	386.8	22.5	359.7	24.0	1,417.7	23.7
Europe	1,287.2	26.3	1,329.7	30.6	429.9	25.0	496.9	33.1	1,776.4	29.7
Asia-Pacific	858.4	17.5	968.1	22.3	315.6	18.4	314.2	20.9	1,263.8	21.2
Latin America	111.8	2.3	85.1	2.0	37.9	2.2	26.9	1.8	120.7	2.0
Other countries	162.8	3.3	186.5	4.2	48.3	2.8	73.7	4.9	228.9	3.9
Total revenue	$4,897.7	100.0	$4,349.0	100.0	$1,717.5	100.0	$1,501.6	100.0	$5,974.7	100.0

Consolidated revenues by segments:

	Nine months ended September 30, 2024	Nine months ended September 30, 2023	Three months ended September 30, 2024	Three months ended September 30, 2023	Year ended December 31, 2023
Aerospace
External customers	$1,216.2	$1,188.1	$434.0	$404.1	$1,613.2
Intersegment revenue	179.1	181.8	58.2	58.0	260.1
Total	1,395.3	1,369.9	492.2	462.1	1,873.3
C4I and Cyber
External customers	558.4	490.7	198.7	171.7	668.4
Intersegment revenue	39.7	41.8	14.7	16.4	52.7
Total	598.1	532.5	213.4	188.1	721.1
ISTAR and EW
External customers	832.8	735.6	271.2	242.9	996.9
Intersegment revenue	156.0	138.9	52.7	44.2	182.5
Total	988.8	874.5	323.9	287.1	1,179.4
Land
External customers	1,144.0	884.7	402.6	330.0	1,241.0
Intersegment revenue	60.6	52.1	19.2	11.3	65.2
Total	1,204.6	936.8	421.8	341.3	1,306.2
ESA
External customers	1,146.3	1,049.9	411.0	352.9	1,455.2
Intersegment revenue	7.3	5.6	5.6	1.9	9.7
Total	1,153.6	1,055.5	416.6	354.8	1,464.9
Revenues
Total revenues (external customers and intersegment) for reportable segments	5,340.4	4,769.2	1,867.9	1,633.4	6,544.9
Less - intersegment revenue	(442.7)	(420.2)	(150.4)	(131.8)	(570.2)
Total revenues	$4,897.7	$4,349.0	$1,717.5	$1,501.6	$5,974.7